EX-99.77D: Policies with respect to security investments

Effective March 26, 2013, the investment strategy of each of the Tax-Advantaged Ultra-Short Fixed Income Fund and Ultra-Short Fixed Income Fund was changed so that, under normal circumstances, each Fund will invest only in securities with a duration of three years or less.